EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three and six months ended June 30, 2026 and 2025 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2025, 2024 and 2023 and our annual report on Form 20-F, can be viewed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Highlights for the Three-Month Period Ended June 30, 2026

During the three-month period ended June 30, 2026:

  in connection with our gold recovery operations, we produced 734 ounces of raw gold.  We sold 860 fine ounces of gold at an average price of US$4,662 per ounce.

  cash on hand, excluding restricted cash, increased to $13.2 million at June 30, 2026, from $10.5 million at December 31, 2025.  Liabilities at June 30, 2026 were $1.5 million (December 31, 2025 - $1.5 million), mostly due to accruals for income tax and sales-based payments.

  a total of 12 diamond core drillholes totaling 2,067 m completed by the Company's in-house drilling crews on the Kibi Gold Project, with drilling efforts primarily dedicated to the continued advancement of Zone 4 resource expansion targets.

Management Changes

On November 10, 2025, the Company announced that James Schweitzer passes away. James became not only a trusted advisor but also a valued mentor and friend. He will be greatly missed by the entire Xtra-Gold team.

On April 27, 2023, Todd Gibson was appointed to the Board of Directors.  On January 6, 2026, the Company announced that Todd Gibson was appointed as the new Audit Chair.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zones 1 - 4 early-stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 20,000 metres, at an estimated cost of $1,500,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, geophysical modelling, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2025.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2026 budget to carry out our plan of operations is approximately $3,000,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	1,500,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$3,000,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2025, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Trends

Gold prices closed in 2025 at $4,340 per ounce, above the 2025 average of $3,442 per ounce.  Gold prices saw continued strength through 2024 and into 2025, as minimum and maximum prices both increased in 2025 as compared to 2024. Gold.  Prices in 2025 saw their lows early in the year and rose continually over the year to reach highs late in the year. We continue to see positive indicators for gold prices in the future.  Gold prices have exceeded $5,300 per ounce in 2026, although they have pulled back recently.  Gold prices directly affect our alluvial operations.

Traders are betting that US monetary policy will result in lower rates in 2026.  Japanese interest rates are set to increase in 2026.  Geopolitical tensions in many areas have increased the attractiveness of gold as a safe haven investment. Both central banks, especially BRIC's nations, and ETF's were net purchasers of gold in 2025. Central bank debt, combined with expansionary monetary policy, has stoked investor fears in the long term value of fiat currencies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the six-month period ended June 30, 2026 and previous two years are as follows:

	June 30, 2026	Dec. 31, 2025	Dec. 31, 2024
High	$5,355	$2,800	$2,800
Low	4,009	1,995	1,995
Average	4,704	2,392	2,392

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  US geopolitical, monetary, fiscal and trade policies have increased economic risks.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to decrease future rates or manage its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Failure to File and Cease Trade Order and Revocation

On April 4, 2025, the Ontario Securities Corporation ("OSC") issued a Failure to File Cease Trade ("FFCTO") order against the company for a failure to file its annual financial information.  The FFCTO was originally issued on the basis that the Company had not filed its 2024 annual filings in accordance with the filing deadlines contained in National Instrument 51-102 Continuous Disclosure Obligations.

Following a review of submissions made by the Company, the OSC has determined that Company is an SEC Foreign Issuer as defined in National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers ("NI 71-102"). Under NI 71-102, the Company satisfies its continuous disclosure obligations in Canada, including filing deadlines, by complying with U.S. federal securities laws. As a result, the Company had a filing deadline of April 30, 2025, for its 2024 annual filings.  On April 11, 2025, the OSC revoked the FFCTO and shares of the company resumed trading on the TSX.

Delay in Filing the 2024 Year-End Reporting Documents

The Company filed for an extension to submit our year-end documents by latest on May 15, 2025.  As a precaution if the above deadline was missed, the Company also applied to the Ontario Securities Commission, as principal regulator for the Company, for the imposition of a management cease trade order ("MCTO") under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") throughout the duration of a possible default (see Press Release dated April 23, 2025).

The Company filed our 2024 year-end documents on May 15, 2025.

Summary of the last five fiscal years ending December 31

	2025	2024	2023	2022	2021
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre-tax income for the year	4,167,702	2,725,147	876,539	1,564,849	2,045,713
Net gain attributable to non-controlling interest	(298,531)	(249,735)	(180,652)	(133,082)	(121,545)
Income tax	(185,738)	(800,000)	(861,815)	(800,000)	(1,088,192)
Net income (loss) Xtra-Gold Resources Corp.	3,683,433	1,675,412	(165,928)	631,767	835,976
Basic and diluted income (loss) attributable to common shareholders per common share	0.08 0.08	0.04 0.03	0.00 0.00	0.01 0.01	0.02 0.02
Total current assets	16,882,321	12,745,891	10,286,645	10,178,896	9,127,160
Total assets	18,475,491	14,224,051	11,860,586	11,881,013	10,758,031
Total current liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Total liabilities	1,540,322	1,991,105	1,519,103	1,406,679	1,122,483
Working capital	15,341,999	10,754,786	8,767,542	8,772,217	8,004,677
Capital stock	46,682	45,995	46,201	46,447	46,688
Total equity	16,935,169	12,232,946	10,341,483	10,474,334	9,635,548
Total Xtra-Gold Resources Corp. stockholders' equity	16,264,365	11,860,673	10,218,945	10,532,448	9,826,744
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,008,472	46,065,555	46,361,078	46,542,900	46,779,574
Basic and diluted weighted average number of common shares outstanding	48,577,127	48,989,055	46,361,078	48,822,024	48,925,574

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

June 30, 2026	$1,201,182	$0.03
March 31, 2026	1,211,508	0.03
December 31, 2025	(270,146)	(0.01)
September 30, 2025	2,269,119	0.05
June 30, 2025	577,335	0.01
March 31, 2025	1,405,656	0.03
December 31, 2024	(713,202)	(0.02)
September 30, 2024	1,462,598	0.03

Results of Operations for the Three Months Ended June 30, 2026 as Compared to the Three Months Ended June 30, 2025

Our company reported a net income after tax for the three months ended June 30, 2026 of $1,201,182 (June 30, 2025 - income of $577,338).  Our company's basic and diluted income per share for the three months ended June 30, 2026 was $0.03 (June 30, 2025 - income of $0.01).  Both periods benefited from gold recovery results and from other income, being dividends and interest.

The weighted average number of shares outstanding was 46,514,917 (June 30, 2025 - 45,910,357).  The shares outstanding in 2026 were increased via stock option exercises and in 2025 were increased via a placement in October 2025.  Average shares outstanding were reduced in 2026 and 2025 through share repurchases. Average fully diluted shares in Q2 2026 were 48,580,711 (Q2 2025 - 48,833,857), with the difference being in the money stock options and warrants.  These items did not materially affect earnings per share.

We incurred expenses of $485,867 in the three-month period ended June 30, 2026 (June 30, 2025 - $932,976).  Exploration expense in Q2 2026 included drilling supplies, but were lower than Q2 2025 when significant drilling supplies were purchased. We expense all exploration costs.  Depreciation in 2026 was slightly higher than the 2025 depreciation level due to an increased asset base, as most of the additions of trucks and a drill occurred late in 2025, and a dozer and excavator in 2026.  General and administrative expense in Q2 2026 of $215,341 (Q2 2025 - $282,086) was reduced slightly, mostly due reduced professional fees in 2026, combined with the effect of foreign exchange on Canadian denominated expenses in 2026. The Company did not grant stock options in the three-month periods ended June 30, 2026 and 2025.

Exploration activities for the June 2026 quarter continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease). Twelve (12) diamond core drillholes totalling 2,067 m were completed by the Company's in-house drilling crews during the current reporting period. With drilling efforts primarily geared towards the continued advancement of Zone 4 gold mineralization targets, including 4 drillholes (768 m) testing the strike- and down-dip extensions of a recently discovered auriferous shear zone positioned along the northwest flank of the Orange No. 5 resource expansion target, 2 drillholes (477m) targeting the overall geometry and structural complexities of the prospective diorite body lying at the southwest extremity of the Orange No. 5 target and 4 scout drillholes (528 m) targeting an over 300 m long auriferous silicified siltstone rock float train. Final compilation of the geological and assay result data is currently in progress.

The present drilling forms part of an ongoing exploration drilling initiative targeting multiple resource-growth opportunities across the broader Zones 1 - 4 Mineral Resource estimate footprint area (the "2024 MRE", see the Company's news release of October 16, 2024). With the multifaceted drilling program targeting promising early-stage gold prospects identified by previous scout drilling, potential extensions to existing resource bodies and prospective litho-structural gold settings generated by updated 3D geological modelling. A total of 156 drill holes totaling 33,875 m has been completed during the ongoing resource expansion drilling program initiated in mid-January 2024.

The Orange No. 5 resource expansion target, situated approximately 2 km southwest of the 2024 MRE footprint, was originally identified during a 2012 scout drilling program designed to test high-priority geophysical targets located along the approximately 4 km long by 0.6 km to 0.8 km wide Zone 4 anomalous gold-in-soil trend. Recently completed 3D VTEM / TMI inversion models-based litho-structural modelling indicates that the Orange No. 5 target is positioned in proximity to a folded 2nd - order syncline along the hanging wall of a regional D2 shear ("Zone 2 Bounding Shear"). With the gold mineralization hosted within a folded / strained metasedimentary rock sequence including graywacke, graphitic phyllite and sandstone units.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

We recognized other income, net, of $2,043,452 in Q2 2026 (Q2 2025 - $1,744,796).  The 2026 gains were supported by the recovery of gold, foreign exchange movements, gains on the valuation of warrants and derivative liabilities, and other income, being dividends and interest income, partly offset by losses on the Company's investment portfolio.  Foreign exchange gains in 2026 resulted from differences in the Ghana cedi and Canadian dollar against the USD.  During the three-month period ended June 30, 2026, we sold 860 fine ounces of gold at an average price of US$4,662 for net proceeds of $1,919,883 (Q2 2025 - 910 fine ounces of gold at an average price of US$3,265 for net proceeds of $649,492).

Our Company recognized a trading and holding loss in Q2 2026 of $316,981 (Q2 2025 - gain of $408,271). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed. The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened with the US dollar strength.

Interest earned and dividends on the investment portfolio assets were $86,227 in Q2 2026 (Q2 2025 - $86,219).

Stock options and warrants issued in 2025 were marked-to-market at June 30, 2026, and the valuation decrease of $187,400 was recognized as a non-cash recovery of expense in Q2 2026. No mark-to-market adjustments were required in Q2 2025.

Results of Operations for the Six Months Ended June 30, 2026 as Compared to the Six Months Ended June 30, 2025

Our company's net gain for the six months ended June 30, 2026 was $2,412,690 as compared to a net gain of $1,982,994 for the six months ended June 30, 2025, an increase of $429,696.  Reduced exploration expense, gains on the change in valuation of warrant and derivative liabilities, combined with increased gold recovery results in 2026, on stronger gold prices, and gains on other income from the Company's investment portfolio, partly offset by investment losses, as compared to the first half of 2025.

Our company's basic and diluted net gain per share for the six months ended June 30, 2026 was $0.05 compared to a net gain of $0.04 per share for the six months ended June 30, 2025.  The weighted average number of shares outstanding was 46,530,829 at June 30, 2026 compared to 45,937,943 for the six months ended June 30, 2025.  The weighted average number of shares outstanding increased due to the 2026 stock options exercised and 2025 private placement and decreased in both periods via share repurchases.  The fully diluted weighted average number of shares outstanding was 48,580,711 at June 30, 2026 compared to 48,861,443 for the six months ended June 30, 2025.  The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $942,431 in the six months ended June 30, 2026 as compared to $1,260,383 in the six months ended June 30, 2025, a decrease of $317,952.  Decreased exploration expense in 2026 reflects reduced replacement parts and supplies for the drill.

We reported a gain of $4,038,380 related to other items for the six months ended June 30, 2026 compared to a gain of $3,852,052 for the six months ended June 30, 2025.  Increased income from gold recovery in 2026, on higher gold prices, and a change in the valuation of warrant and derivative liabilities created most of the profit improvement.  Losses on the Company's investment portfolio and reduced foreign exchange gains created most of the decrease in profits in 2026.

During the six months ended June 30, 2026, we sold 1,789 ounces of fine gold from our gold recovery operations at an average price of US$4,516 per ounce, compared to 2,206 ounces of fine gold from our share of the placer gold operations at an average price of $2,912 per ounce received during the six months ended June 30, 2025.

Stock options and warrants issued in 2025 were marked-to-market at June 30, 2026 and the valuation decrease of $390,477 was recognized as a non-cash recovery of expense in 2026. No mark-to-market adjustments were required in the first six months of 2025.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2026. Stock option exercises in 2026 resulted in proceeds of $21,533.

During 2025, the Company completed a private placement of 1,018,000 units for proceeds of $1,748,909 (CAD$2,452,200). Each unit comprised one common share and one-half of a common share purchase warrant. The Company issued 504,000 purchase warrants at $2.00 (CAD $2.80) per share and 5,000 purchase warrants at $2.09 (CAD$2.93) per share. Each full purchase warrant can be converted to a common share at the strike price for two years. The Company paid commissions $101,854 (CAD$142,812) and costs of $51,350 (CAD$72,000) related to the placement, and issued 59,280 Finder's warrants, exercisable at $1.78 (CAD$2.50) for a period of two years.  Net proceeds were $1,595,705.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $2,386,729 during 2026.

Operations provided cash of $3,879,892.  Inventory was decreased by $1,150,255 due to the timing of smelt shipments.  Payables were increased, mostly due to the accrual for income taxes payable in Ghana related to 2026 operations.  Other operating expenses were mostly cash neutral.  Our cash and cash equivalents as at June 30, 2026 were sufficient to pay these liabilities.

Investing activities in 2026 used $943,549 of cash.  Cash of $2,733,729 was used to purchase investments in 2026 while proceeds from the sale of investments generated $2,136,565 of cash.  Cash of $346,385 was used to purchase a dozer and an excavator during 2026.

During the period ended June 30, 2026, our Company used $549,614 of cash for financing activities.  A total of 220,400 common shares were re-purchased for $442,078 and cancelled.  A further total of 36,600 common shares were re-purchased in 2025 for $91,236 and were cancelled in 2026. A total of 68,200 common shares were re-purchased for $129,069 and held in treasury.  These 68,200 shares were cancelled in July 2026.

We believe that our company has sufficient working capital to achieve our 2026 operating plan. However, our historical losses and potential limited remaining alluvial deposits could affect our future operation ability.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

At June 30, 2026, we had total cash and cash equivalents and restricted cash of $13,185,430 (December 31, 2025 - $10,798,701).  Working capital as of June 30, 2026 was $17,243,568 (December 31, 2025 - $15,341,999).  In 2026, working capital was increased mostly via gold sales.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at August 11, 2026, June 30, 2026, December 31, 2025, and December 31, 2024:

	August 12, 2026	June 30, 2026	December 31, 2025	December 31, 2024
Common Shares	46,323,517	46,424,917	46,682,117	45,994,517
Warrants	568,280	568,280	568,280	-
Stock Options	2,993,500	2,993,500	3,073,500	2,923,500
Fully diluted	49,885,297	49,986,697	50,323,897	48,918,017

Subsequent to June 30, 2026, 61,800 shares which were purchased in June 2026 and 33,200 shares which were purchased in July 2026  were cancelled.  The company purchased a further 6,100 shares in August 2026.  These shares are held in treasury and will be cancelled in the normal course of business.

As of the date of this MD&A, the exercise of all outstanding options and warrants would raise approximately $2.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2026 budget to carry out our plan of operations is approximately $3,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2026.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Operational Considerations

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred net income of $2,412,690 for the six months ended June 30, 2026, and it has an accumulated a deficit of $13,739,791.  Results for the six months ended June 30, 2026 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises potential liquidity concerns related to future operations.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operation have a limited remaining life, so will not be able to contribute cash for longer than about two years. The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the six-month periods ended June 30, 2026 and 2025, the Company entered into the following transactions with related parties:

	June 30, 2026	June 30, 2025

Consulting fees paid or accrued to officers or their companies	$968,915	$827,083
Directors' fees	1,089	1,065

Stock option grants to officers and directors	$31,858	-
Stock option grant price range	CAD$3.35	-

Of the total consulting fees noted above, $807,681 (June 30, 2025 - $642,415), was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  As at June 30, 2026, a balance of $407,681 (December 31, 2025 - $185,816) exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2026, the Company granted 60,000 options to insiders at a price of $2.43 (CAD$3.35).  A total of $31,858 was included in consulting fees related to these options.  During 2025, the Company did not grant options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2025 we purchased two pickups and a drill. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of March 31, 2026 and December 31, 2025:

Level 1 - Cash equivalents	June 30, 2026	December 31, 2025

Money market funds	$9,959,289	$9,959,289
	$9,959,289	$9,959,289

	June 30, 2026	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$12,889,108	$12,889,108	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	4,960,648	4,960,648	-	-
Total	$18,146,078	$18,146,078	$-	$-

	December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$10,502,379	$10,502,379	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	4,345,696	4,345,696	-	-
Total	$15,144,397	$15,144,397	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers	Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2024	Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.	Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.
Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations	Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.
Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.	Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.
Management's outlook regarding future trends	Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.	Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  August 12, 2026